--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K
                                 ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                     for the period ended September 3, 1999

                           TRUMP INDIANA SAVINGS PLAN
                            (Full title of the Plan)

                     TRUMP HOTELS AND CASINO RESORTS, INC.
          (Name of Issuer of the securities held pursuant to the Plan)


                                 1000 Boardwalk
                        Atlantic City, New Jersey  08401
                    (Address of principal executive office)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TRUMP INDIANA SAVINGS PLAN

FINANCIAL STATEMENTS
AS OF SEPTEMBER 3, 1999 AND DECEMBER 31, 1998
TOGETHER WITH AUDITORS' REPORT

INDEX





                                                                                                            Page
                                                                                                            ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                      1

FINANCIAL STATEMENTS:
  Statements of Net Assets Applicable to Participants' Equity as of September 3, 1999 and
    December 31, 1998                                                                                         2
  Statement of Changes in Net Assets Applicable to Participants' Equity for the
    Period Ended September 3, 1999                                                                            3

NOTES TO FINANCIAL STATEMENTS                                                                                4-8

SUPPLEMENTAL SCHEDULE:
   I--Item 27d - Schedule of Reportable Transactions for the Period Ended September 3, 1999
                                                                                                              9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of
the Trump Indiana Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the Trump Indiana Savings Plan (the "Plan") as of September 3, 1999 and December 31, 1998, and the related statement of changes in net assets applicable to participants' equity for the period from January 1, 1999 through September 3, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of September 3, 1999 and December 31, 1998, and the changes in its net assets applicable to participants' equity for the period from January 1, 1999 through September 3, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and the changes in net assets applicable to participants' equity of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP



Roseland, New Jersey
December 24, 1999

TRUMP INDIANA SAVINGS PLAN

STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
AS OF SEPTEMBER 3, 1999 AND DECEMBER 31, 1998


                                                                               September 3, 1999    December 31, 1998
                                                                               -----------------    -----------------

ASSETS:
Investments at market value (Notes 1 and 3)-
   The Chicago Trust Company Stated Principal Value Investment Trust Fund          $      -            $  155,385
   SoGen International Fund                                                               -               111,593
   Massachusetts Investors Trust Fund                                                     -               302,900
   Oppenheimer Quest Value Fund                                                           -               330,156
   Oppenheimer Quest Opportunity Value Fund                                               -               430,883
   Montag & Caldwell Growth Fund                                                          -               418,811
   AIM Constellation Fund                                                                 -               359,835
   Templeton Foreign Fund                                                                 -               155,106
   Oppenheimer Quest Capital Value Fund                                                   -                34,753
   Davis New York Venture Fund                                                            -                15,509
   Franklin Small Cap Growth Fund                                                         -                17,651
   Pimco Total Return Fund                                                                -                   -
   Montag & Caldwell Balanced Fund                                                        -                   -
   Vanguard Index 500 Fund                                                                -                   -
   GAM International Fund                                                                 -                   -
   Trump Hotels & Casino Resorts, Inc. Common Stock                                       -                19,704
 Participants' Loans Receivable                                                           -               257,478
 Other                                                                                    -                92,519
 Receivables-
   Contributions Receivable from Plan Sponsor                                             -               113,071
   Contributions Receivable from Participants                                             -                76,239
                                                                                   -----------         ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                                      $      -            $2,891,593
                                                                                   ===========         ==========


The accompanying notes to financial statements are an integral part of these statements.

TRUMP INDIANA SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY FOR THE PERIOD ENDED SEPTEMBER 3, 1999


                                                            The Chicago Trust
                                                             Company Stated
                                                             Principal Value            SoGen            Massachusetts
                                                          Investment Trust Fund   International Fund  Investors Trust Fund
                                                          ---------------------   ------------------  --------------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
 beginning of period                                           $ 155,385              $ 111,593             $ 302,900
                                                                ---------             ---------             ---------

   Contributions-
     Participants                                                 35,145                 35,949                99,681
     Plan Sponsor (net of forfeitures)                               226                  9,459                24,156
     Participant Rollovers                                        15,104                    901                   901
                                                                ---------             ---------             ---------
         Total contributions                                      50,475                 46,309               124,738

   Dividend income                                                   --                      --                 2,577
   Interest income                                                   (32)                    --                   --
   Realized/unrealized appreciation (depreciation) of
    investments                                                    7,377                 15,918                 6,513
   Distributions to participants                                   (9,264)              (15,511)              (50,151)
   Loans issued to participants                                   (12,461)              (10,152)              (26,418)
   Loan principal repayments                                        4,171                10,127                18,434
   Administrative expenses                                           (325)                 (293)                 (679)
   Interfund transfers (net)                                      (10,598)               (4,032)               (8,838)
   Transfers to related plans                                        (632)                   --                 (852)
   Merger into Trump Casino Services Savings Plan                (184,096)             (153,959)             (368,224)
                                                                ---------             ---------             ---------
         Decrease in net assets                                  (155,385)             (111,593)             (302,900)
                                                                ---------             ---------             ---------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of
 period                                                        $    --                $    --               $    --
                                                               ==========             =========             =========


The accompanying notes to financial statements are an integral part of this statement.

                                                                           Oppenheimer
                                                                              Quest       Montag &           AIM
                                                            Oppenheimer    Opportunity    Caldwell      Constellation   Templeton
                                                         Quest Value Fund   Value Fund   Growth Fund        Fund       Foreign Fund
                                                         ----------------- -----------   -----------    -----------    -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
 beginning of period                                     $   330,156    $   430,883    $   418,811    $   359,835    $   155,106
                                                         -----------    -----------    -----------    -----------    -----------

   Contributions-
     Participants                                            104,103        127,120        114,077         92,992         48,137
     Plan Sponsor (net of forfeitures)                        24,479         28,674         24,523         18,592          9,451
     Participant Rollovers                                     1,351             --            901            901            901
                                                         -----------    -----------    -----------    -----------    -----------
         Total contributions                                 129,933        155,794        139,501        112,485         58,489

   Dividend income                                                --             --             --             --             --
   Interest income                                                --             --             --             --             --
   Realized/unrealized appreciation (depreciation) of
    investments                                                2,656         30,905         54,746         33,085         43,322
   Distributions to participants                             (59,504)       (84,163)       (76,848)       (53,247)       (33,062)
   Loans issued to participants                              (34,469)       (38,554)       (38,931)       (36,498)       (20,023)
   Loan principal repayments                                  17,622         26,332         21,688         20,148         10,966
   Administrative expenses                                      (847)          (965)          (905)          (728)          (470)
   Interfund transfers (net)                                  (5,061)        (6,927)        11,142         (5,143)        (5,957)
   Transfers to related plans                                   (735)            --           (950)            --             --
   Merger into Trump Casino Services Savings Plan           (379,751       (513,305)      (528,254)      (429,937)      (208,371)
                                                         -----------    -----------    -----------    -----------    -----------
         Decrease in net assets                             (330,156)      (430,883)      (418,811)      (359,835)      (155,106)
                                                         -----------    -----------    -----------    -----------    -----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of
 period                                                  $        --    $        --    $        --    $        --    $        --
                                                         ===========    ===========    ===========    ===========    ===========
                                                                            Davis New                        Pimco     Montag &
                                                           Oppenheimer        York        Franklin           Total     Caldwell
                                                          Quest Capital      Venture      Small Cap          Return    Balanced
                                                            Value Fund        Fund       Growth Fund         Fund        Fund
                                                           -----------    -----------   --------------    ----------------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,           $    34,753    $    15,509    $    17,651    $        --    $        --
 beginning of period                                     -----------    -----------     -----------    -----------    -----------

   Contributions-
     Participants                                             17,691         16,268         12,038             82            669
     Plan Sponsor (net of forfeitures)                         5,420          3,767          3,003             18             84
     Participant Rollovers                                     1,351             --             --             --             --
                                                         -----------    -----------     -----------    -----------    ----------
         Total contributions                                  24,462         20,035         15,041            100            753

   Dividend income                                                --             --             --             --              1
   Interest income                                                --             --             --             --             --
   Realized/unrealized appreciation (depreciation) of
    investments                                               (2,859)         2,606          5,569             (1)            25
   Distributions to participants                             (18,387)        (4,756)        (3,196)           (35)          (288)
   Loans issued to participants                               (3,852)        (1,449)        (1,285)            --            (96)
   Loan principal repayments                                   3,803          1,100            315             --             15
   Administrative expenses                                      (101)           (39)           (27)            --             (4)
   Interfund transfers (net)                                     503          3,635         19,709             --            378
   Transfers to related plans                                     --             --             --             --             --
   Merger into Trump Casino Services Savings Plan            (38,322)       (36,641)       (53,777)           (64)          (784)
                                                         -----------    -----------     -----------    -----------    -----------
         Decrease in net assets                              (34,753)       (15,509)       (17,651)            --             --
                                                         -----------    -----------     -----------    -----------    -----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of
 period                                                  $        --    $        --     $        --    $        --    $        --
                                                         ===========    ===========     ===========    ===========    ===========
                                                                                       Trump Hotels &
                                                          Vanguard           GAM      Casino Resorts,
                                                          Index 500     International   Inc. Common
                                                            Fund             Fund          Stock
                                                         -----------      -----------    -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
 beginning of period                                      $        --    $        --    $    19,704
                                                           -----------    -----------    -----------

   Contributions-
     Participants                                               2,338            100         13,719
     Plan Sponsor (net of forfeitures)                            658             37          4,222
     Participant Rollovers                                         --             --            450
                                                           -----------    -----------    -----------
         Total contributions                                    2,996            137         18,391


   Dividend income                                                  7             --             --
   Interest income                                                 --             --             38
   Realized/unrealized appreciation (depreciation) of
    investments                                                   (17)            (1)         9,024
   Distributions to participants                                 (287)           (36)        (4,254)
   Loans issued to participants                                  (908)            --         (1,458)
   Loan principal repayments                                      180             --            526
   Administrative expenses                                        (17)            --             --
   Interfund transfers (net)                                    3,080             --          8,109
   Transfers to related plans                                      --             --             --
   Merger into Trump Casino Services Savings Plan              (5,034)          (100)       (50,080)
                                                           -----------    -----------    -----------
         Decrease in net assets                                    --             --        (19,704)
                                                           -----------    -----------    -----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of
 period                                                    $        --    $        --    $        --
                                                           ===========    ===========    ===========
                                                            Participants'
                                                               Loans
                                                             Receivable       Other         Total
                                                          --------------  -------------  ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
 beginning of period                                      $   257,478    $   281,829    $ 2,891,593
                                                           -----------    -----------    -----------

   Contributions-
     Participants                                                  --       (153,321)       566,788
     Plan Sponsor (net of forfeitures)                             --       (114,545)        42,224
     Participant Rollovers                                         --             --         22,761
                                                           -----------    -----------    -----------
         Total contributions                                       --       (267,866)       631,773

   Dividend income                                                 --             --          2,585
   Interest income                                                 --          4,581          4,587
   Realized/unrealized appreciation (depreciation) of
    investments                                                    --             --        208,868
   Distributions to participants                              (50,604)         2,016       (461,577)
   Loans issued to participants                               226,554             --             --
   Loan principal repayments                                 (120,169)       (15,258)            --
   Administrative expenses                                         --           (635)        (6,035)
   Interfund transfers (net)                                       --             --             --
   Transfers to related plans                                      --             --         (3,169)
   Merger into Trump Casino Services Savings Plan            (313,259)        (4,667)    (3,268,625)
                                                           -----------    -----------    -----------
         Decrease in net assets                              (257,478)      (281,829)    (2,891,593)
                                                           -----------    -----------    -----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of
 period                                                    $        --    $        --    $        --
                                                           ===========    ===========    ===========

TRUMP INDIANA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 3, 1999 AND DECEMBER 31, 1998



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    -----------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements of the Trump Indiana Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

Plan Expenses
-------------

Expenses related to the administration of the Plan have been paid by Trump Indiana, Inc. (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $31,000 for the period ended September 3, 1999.

Investments
-----------

The investments included in the statements of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by The Chicago Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  PLAN DESCRIPTION
    ----------------

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on January 1, 1997. All full or part-time, non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18. In addition, union employees covered by a collective bargaining agreement that provides for participation in the Plan may enroll upon meeting the same requirements as non-union employees.

The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator").

TRUMP INDIANA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 3, 1999 AND DECEMBER 31, 1998



Contributions
-------------

  Participants
  ------------

Compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 20% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1999 limit was $10,000 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

  Plan Sponsor
  ------------

The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 3% of the participant's annual compensation, as defined.

  Participant Rollovers
  ---------------------

The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

Distributions to Participants
-----------------------------

Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to September 3, 1999 or December 31, 1998.

Vesting
-------

Voluntary contributions are fully vested at all times and are not subject to forfeiture.

The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

        Years of Continuous Service                   Percentage Vested
     -------------------------------            ------------------------

          Less than two years                               0%
          Two years                                        25%
          Three years                                      50%
          Four years                                       75%
          Five years or more                              100%

TRUMP INDIANA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 3, 1999 AND DECEMBER 31, 1998



Forfeitures
-----------

The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. For the period ending September 3, 1999, $68,105 was used to reduce Plan Sponsor contributions. As of September 3, 1999 and December 31, 1998, $51,759 and $60,069 were available to reduce future Plan Sponsor contributions, respectively.

Loans
-----

The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

3.  INVESTMENTS
    -----------

Participants can invest their funds in sixteen available investment vehicles as described below-

Money Market Fund
-----------------

The Chicago Trust Company Stated Principal Value Investment Trust Fund - A money
----------------------------------------------------------------------
market equivalent account. This fund invests in short-term high quality financial instruments issued by insurance companies and banks.

Mutual Funds
------------

SoGen International Fund - A multi-asset global mutual fund.  The investment
------------------------
objective and style of this fund is to provide long-term growth of capital by investing primarily in common stocks of United States and foreign companies.

Massachusetts Investors Trust Fund - A growth and income mutual fund.  The
----------------------------------
investment objective of this fund is to provide reasonable current income and long-term growth of capital and income.

Oppenheimer Quest Value Fund - An equity mutual fund.  The investment objective
----------------------------
of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' assets, earnings or growth potential.

Oppenheimer Quest Opportunity Value Fund - An asset allocation mutual fund.  The
----------------------------------------
investment objective and style of this fund is to seek long-term capital appreciation by investing in stocks, bonds and cash equivalents.

Montag & Caldwell Growth Fund - An equity growth mutual fund.  The investment
-----------------------------
objective of this fund is to seek long-term capital appreciation consistent primarily with investments in a combination of equity, convertible, fixed-income and short-term securities.

AIM Constellation Fund - An aggressive equity mutual fund.  The investment
----------------------
objective of this fund is to seek capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

TRUMP INDIANA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 3, 1999 AND DECEMBER 31, 1998



Templeton Foreign Fund - Mutual fund investing in virtually any type of security
----------------------
in any country outside of the United States, in developed or emerging markets. The fund's objective is long-term capital growth.

Oppenheimer Quest Capital Value Fund - An equity mutual fund.  The investment
------------------------------------
objective of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' assets, earnings, or growth potential or cash flows. This fund also may invest in high-yield, non investment grade bonds.

Davis New York Venture Fund - Mutual fund investing primarily in equity
---------------------------
securities of United States and foreign companies with the objective of capital appreciation.

Franklin Small Cap Growth Fund - Mutual fund investing in equity securities of
------------------------------
companies with a market capitalization of less than $1 billion.

Pimco Total Return Fund - An asset allocation mutual fund.  The investment
-----------------------
objective of this fund is to seek total return consistent with the preservation of capital by investing in stocks, bonds and cash equivalents.

Montag & Caldwell Balanced Fund - Mutual fund investing in various equity and
-------------------------------
debt securities to achieve total return.

Vanguard Index 500 Fund - Mutual fund that seeks investment results that
-----------------------
correspond with the price and yield performance of the Standard & Poors 500
Index.

GAM International Fund - An equity mutual fund.  The investment objective is
----------------------
long-term capital appreciation primarily through investing in equity markets worldwide, excluding that of the United States.

Common Stock
------------

Trump Hotels & Casino Resorts, Inc. ("THCR") Common Stock - This is the common
---------------------------------------------------------
stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana, Inc.

4.  TAX STATUS
    ----------

The Plan has not yet received a determination letter from the Internal Revenue Service stating whether the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

5.  PLAN MERGER
    -----------

Effective September 3, 1999, the Plan was merged into the Trump Casino Services Savings Plan (the "TCS Plan"). The TCS Plan was renamed the Trump Savings Plan. The transfer of assets is not expected to adversely affect the future payment of benefits to the participants who are now members of the Plan.

TRUMP INDIANA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 3, 1999 AND DECEMBER 31, 1998


While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

6.  RELATED PARTY TRANSACTIONS
    --------------------------

Certain Plan investments are shares of a money market fund managed by The Chicago Trust Company. The Chicago Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain Plan investments include shares of THCR common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of September 3, 1999 and December 31, 1998, the Plan holds Common Stock with a market value of $0 and $19,704, respectively. During the period ended September 3, 1999, Common Stock was acquired at a cost of $103,050; and Common Stock was sold with an original cost basis of $79,067.

The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies are as follows-

   Transfers to the Trump Marina Hotel & Casino Savings Plan, net                           $ 111,948
   Transfers to the Trump Taj Mahal Hotel & Casino Savings, Plan, net                         275,106
   Transfers to the Trump Plaza Hotel & Casino Savings Plan, net                              318,535
   Transfers out of the Trump Casino Services Savings Plan, net                              (702,420)
   Transfers out of the Trump Indiana Savings Plan, net                                        (3,169)
                                                                                            ---------
     Net Related Plan Transfers                                                             $     -
                                                                                            =========

                                                                      SCHEDULE I
TRUMP INDIANA SAVINGS PLAN

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE PERIOD ENDED SEPTEMBER 3, 1999 (A)
EMPLOYER IDENTIFICATION #22-3216299, PLAN NUMBER 001



                                                                                                            (d) Selling
     (a) Identity of Party Involved           (b) Description of Asset               (c) Purchase Price        Price
      ------------------------------           ------------------------               ------------------        -----

The Chicago Trust Company              Stated Principal Value Investment Trust Fund-
                                           125 Purchases                                  $    117,450              N/A
                                           94 Sales                                                N/A     $     96,116

MFS Funds                              Massachusetts Investors Trust Fund-
                                           104 Purchases                                       195,160              N/A
                                           181 Sales                                               N/A          136,350

Oppenheimer                            Quest Value Fund-
                                           98 Purchases                                        177,246              N/A
                                           200 Sales                                               N/A          130,306

Oppenheimer                            Quest Opportunity Value Fund-
                                           178 Purchases                                       218,795              N/A
                                           235 Sales                                               N/A          167,033

Montag                                 Montag & Caldwell Growth Fund-
                                           109 Purchases                                       208,969              N/A
                                           192 Sales                                               N/A          154,270

AIM Funds, Inc.                        AIM Constellation Fund-
                                           97 Purchases                                        147,873              N/A
                                           183 Sales                                               N/A          110,854

Templeton Funds, Inc.                  Templeton Foreign Fund-
                                           96 Purchases                                         84,297              N/A
                                           165 Sales                                               N/A           74,355

Trump Hotels & Casino Resorts, Inc.    Trump Hotels & Casino Resorts, Inc. Common Stock-
                                           78 Purchases                                        103,050              N/A
                                           42 Sales                                                N/A           81,818

The Chicago Trust Company              Loan Fund-
                                           65 Purchases                                        253,217              N/A
                                           65 Sales                                                N/A          197,436




                                                                                                         (h) Current Value
                                                                                                            of Asset on    (i) Net
 (a) Identity of Party Involved           (b) Description of Asset                      (g) Cost of Asset  Transaction       Gain
                                                                                                               Date         (Loss)
 ------------------------------           ------------------------                      ----------------- ----------------  ------

The Chicago Trust Company               Stated Principal Value Investment Trust Fund-
                                            125 Purchases                                  $  117,450        $ 117,450         N/A
                                            94 Sales                                           92,139           96,116    $  3,977

MFS Funds                               Massachusetts Investors Trust Fund-
                                            104 Purchases                                     195,160          195,160         N/A
                                            181 Sales                                         129,300          136,350       7,050

Oppenheimer                             Quest Value Fund-
                                            98 Purchases                                      177,246          177,246         N/A
                                            200 Sales                                         126,267          130,306       4,039

Oppenheimer                             Quest Opportunity Value Fund-
                                            178 Purchases                                     218,795          218,795         N/A
                                            235 Sales                                         160,948          167,033       6,085

Montag                                  Montag & Caldwell Growth Fund-
                                            109 Purchases                                     208,969          208,969         N/A
                                            192 Sales                                         130,889          154,270      23,381

AIM Funds, Inc.                         AIM Constellation Fund-
                                            97 Purchases                                      147,873          147,873         N/A
                                            183 Sales                                         100,220          110,854      10,634

Templeton Funds, Inc.                   Templeton Foreign Fund-
                                            96 Purchases                                       84,297           84,297         N/A
                                            165 Sales                                          75,067    )      74,355  )     (712)

Trump Hotels & Casino Resorts, Inc.     Trump Hotels & Casino Resorts, Inc. Common Stock-
                                            78 Purchases                                      103,050          103,050         N/A
                                            42 Sales                                           79,067           81,818       2,751

The Chicago Trust Company               Loan Fund-
                                            65 Purchases                                      253,217          253,217         N/A
                                            65 Sales                                          197,436          197,436          -









(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1999.

Note: In addition to the above purchases and sales, on September 3, 1999 all of the assets of the Plan were transferred to the Trump Casino Services Savings Plan as a result of the merger of the two plans.


The accompanying notes to financial statements are an integral part of this schedule.

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